





LOST SPIRITS DISTILLERY, INC.

Meet the "Willy Wonka" of Booze. - Playboy Magazine.

PITCH VIDEO   INVESTOR PANEL

0:00 / 3:14

lostspirits.net   Los Angeles, CA

Female Founder | Alcohol & Vice | Food & Beverage | Ecommerce | Retail

Highlights

1. Tracking $12 million in annual revenue run rate from the Las Vegas Distillery
2. Plans to reopen Lost Spirits Los Angeles in 2022
3. $4.2 Million in Institutional Investments in 2021
4. Previously broke the Wefunder record for most oversubscribed Reg CF offering
5. Plans to go public within 24-36 months. *Subject to change. Please see the risks and covenants
6. Valuable Trademark IP Portfolio including: 20,000 Leagues Under the Sea
7. Patented Distilled Spirits Aging Technology
8. 2019 World Whisky of the Year - Wizards of Whisky

Our Team

Bryan Davis Co-Founder & CEO - Board Director

As CEO, Davis carried the company from $383,000 in revenue in 2017 to



tracking over $12,000,000 presently. Davis is also the named inventor on the company's key chemical engineering patents in the USA, Japan, India, Israel, China, & Australia.

We create magical, and surreal worlds for guests to explore. Imagine one of the world's best distilleries blended with a theme park, a fine dining experience, and 19th century literature. In 2016, we opened our first experience in LA - which attracted over 75,000 guests and millions in revenue.



Joanne Haruta   Co-Founder & CMO - Board Director

Degree from UC Berkeley, Haas School of Business. Experience includes Morgan Stanley prior to co-founding two distilleries. Featured in Smithsonian Mag, Forbes, Whisky Magazine, Wine Enthusiast, 3x winner of Best Distillery Experience, 2019.



Wynn Sanders   COO - Board Director

Former Lt. Colonel in the United States Air Force and ScD in Materials Science and Engineering, MIT. Published one patent and multiple scientific papers with over 1,600 citations. Serial Investor.



Roshini Jaiswal   Board Director

Chief Restructuring Officer of Jagatjit Industries, a Indian whisky company selling over 60,000,000 bottles annually.



Chester Brandes   Board Director

Chester Brandes is the former President and CEO of Finlandia Vodka as well as the former President and CEO of Imperial Brands (Sobieski Vodka). He is a significant shareholder in Lost Spirits and acts as a consultant to management.



Ron Daignault   Board Director

Ronald M. Daignault is an intellectual property litigator and trial attorney, and serves as co-chair of Goldberg Segalla's Intellectual Property Practice Group.



Stephen Williams   CFO

A Distillery and Entertainment Experience Unlike Any Other

From 2010 - 2017 Lost Spirits was a top 5 craft distillery with a fiercely loyal cult following. Bottles regularly went into the hundreds and sometimes thousands of dollars each at auction.

In 2017 we opened a new kind of distillery concept. One that combined our love for experiential entertainment with our love of science, and fine spirits. During the COVID lockdown we built a new bigger operation in Las Vegas. The distillery now incorporates a dazzling and whimsical show with everything from snake charmers & acrobats to victorian chapels and submarines.





Lost Spirits in a harmonious coexistence of science, art, entertainment, whisk(e)y, and rum.

Our patented technology allows us to recreate the effect of 20 years of barrel ageing in a laboratory to make award winning whisky, rum, and brandy, and we've built the distillery experience to showcase our spirits and technology.

Our Las Vegas distillery is set deep in a dreamy carnival surrounded by a 20,000 Leagues Under the Sea experience. It's commonly described as **"The Disneyland of liquor"** and **"Willy Wonka's Booze Factory."**



What's next: Return to Los Angeles.

In 2022, we plan to reopen & reimagine lost Spirits Los Angeles. The park will build off the original Island of Dr. Moreau concept in ways no one will see coming. Including jazz clubs & cigar lounges, and near limitless space for acrobats, performers, and the human / animal hybrids to roam. The expansion will help us take Lost Spirits to our target $30 million dollars in annual revenue (not guaranteed). With all those funds we will build never ending worlds to explore.









Lemons into Lemonade - Again

In January 2019 Lost Spirits was shut down after a fire started in one of the tasting rooms. During the rebuild, the tour was optimized to allow more people to enjoy it. By Q3 of the same year, sales were setting new records. By Q4 we were back to sold out every weekend.

Shortly thereafter we were shut down due to local COVID-19 measures.

However, we are nothing if not resilient. With LA shut down by government order for 15 straight months, our core team aggressively designed & built the new bigger Las Vegas operation.

* Unaudited, cash basis taken from Showclix sales reports and CC processor reports.
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
2019 Fire
COVID Shutdown
Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 Oct-20 Nov-20 Dec-20 Jan-21 Feb-21 Mar-21 Apr-21 May-21 Jun-21 Jul-21 Aug-21 Sep-21 Oct-21 Nov-21 Dec-21 Jan-22 Feb-22 Mar-22
Tickets
Retail

A Valuable Intellectual Property Portfolio

The Company's foundation rests on the spirits maturation technology invented by Co-Founder / CEO Bryan Davis. In 2015, Lost Spirits was the first and only company to prove that it was possible to create the effects of advanced age in spirits (in a laboratory).

The technology attracted millions of dollars in investments from major players in the distilled spirits industry.



Early prototype of the laboratory reactors.

Technology Patents GRANTED in:
- United States, China, Japan, Australia, Israel, Mexico, India, and Canada

Lost Spirits also owns an extraordinary entertainment trademark portfolio (USA only) including:

- 20,000 Leagues Under The Sea

- Dorian Gray

- Gatsby

- From the Earth to the Moon

- Etc. etc.

Restarting Los Angeles Bottle Production

COVID was a painful experience for us. A 15 month forced closure is a death sentence for almost any business. Yet, somehow, we are still here and we are still growing.

Los Angeles remains closed. But not gone. The company was able to hold onto it's leases and liquor licenses. During 2022, we plan to reopen the LA factory and start making whisky again. Initially to supply the wholesale market, but also to supply the new bigger better Los Angeles entertainment facility.

Risk Factors:

An investment in the shares involves significant risks and uncertainties. A prospective investor should carefully consider the following risk factors in conjunction with the other information provided by the Company before purchasing any shares. The risks discussed below can adversely affect the Company's business, operating results, prospects, and financial condition. As a result, these risks can cause the value of the Company, and therefore, the shares, to decline and could cause the total or partial loss of the investor's investment in the shares. While the risks and uncertainties described below are not the only ones the Company faces, they do represent those risks and uncertainties the Company believes are material to the Company's business, operating results, prospects, and financial condition. Additional risks and uncertainties that are not presently known to the Company, or that are currently deemed immaterial, may also have an adverse effect on the Company, its operating results, prospects, and financial condition.

Risks Related to our Business/Industry

Changes in government regulation, or failure to comply with existing regulations, could adversely affect our business, financial condition and results of operations.

The production, distribution and sale in the United States of many of our products are also currently subject to various federal and state regulations, including, but not limited to: the Federal Food, Drug, and Cosmetic Act, including as amended by the Dietary Supplement Health and Education Act of 1994; the Occupational Safety and Health Act; various environmental statutes; and various other federal, state and local statutes and regulations applicable to the other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products. Outside the United States, the production, distribution and sale of many of our products are also subject to numerous statutes and regulations. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined or face other remedial measures, all of which could adversely affect our business, financial condition and results of operations.

Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

We cannot predict the effect of inquiries from or actions by attorneys general or other government agencies and/or quasi-government agencies into the advertising, marketing, promotion, ingredients, usage or sale of our products.

We are subject to the risks of investigations or enforcement actions by state attorneys general or other government and/or quasi-governmental agencies relating to the advertising, marketing, promotion, ingredients, usage or sale of our products. We cannot predict the outcome of any such inquiry and what, if any, effect it may have on our business, financial condition or results of operations. If an inquiry by a state attorney general or other government or quasi-government agency finds that our products or the advertising, marketing, promotion, ingredients, usage or sale of such products are not in compliance with applicable laws or regulations, we may become subject to fines, changes in the usage or sale of our products or changes in our advertising, marketing and promotion practices, each of which could have an adverse effect on our business, financial condition or results of operations.

We require additional capital in order to continue our business operations as planned.

We have budgeted the need for additional funding during the next several months to continue our business operations as planned. If we cannot secure additional financing, our business and operations could be significantly impaired by limitations on our access to capital. There can be no assurance that capital from outside sources will be available, or if such financing is available, that it will be on terms that management deems sufficiently favorable. If we are unable to obtain additional financing upon terms that management deems sufficiently favorable, or at all, it would not have a material adverse impact upon our ability to continue our business operations and pursue our expansion strategy. In the event we do not raise additional capital, it is likely that we may need to scale back or curtail implementing our full business plan, putting the company on a longer glideslope to success and leaving itself open to competition with better capital investment.

Our growth will place significant strains on our resources.

Since inception, the Company has had limited operations. Our growth, if any, is expected to place a significant strain on our managerial, operational and financial resources as the Company currently has limited full-time employees and we will likely continue to have limited employees in the future. There can be no assurance that our systems, procedures or controls will be adequate to support our operations or that we will be able to achieve the rapid execution necessary to successfully offer our services and implement our business plan. Our future operating results, if any, will also depend on its ability to add additional personnel commensurate with the growth of our business, if any. If we are unable to manage growth effectively, our business, results of operations and financial condition will be adversely affected.

If we are not able to retain the services of senior management there may be an adverse effect on our operations until we find suitable replacements.

Our business is dependent, to a large extent, upon the services of our senior management. We do not maintain key person life insurance on any members of our senior management. The loss of services of Bryan Davis, Joanne Harruta, Wynn Sanders, or any other key members of our senior management could adversely affect our business until suitable replacements can be found. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms. If senior management is not able to spend a sufficient amount of their available time on our operations, any investment in the Company could become worthless.

We face substantial uncertainties in executing our business plan.

Successfully executing our business plan will require us to attain certain objectives to which no assurance can be given that we will be successful in our efforts. We believe that in order to execute our business plan and achieve the sales growth we are anticipating we must, among other things, successfully recruit additional personnel in key positions, develop a distribution network and establish a customer base and create awareness of our brand name. In order to implement any of these we will be required to materially increase our operating expenses, which may require additional working capital. If we are unable to secure additional working capital, we will be unable to accomplish our objectives, and if we are unable to accomplish one or more of these objectives, our business may fail.

Our industry is highly competitive.

Our industry is highly competitive and fragmented. We expect competition to intensify in the future. We can make no assurance that we will be able to effectively compete with these other companies or that competitive pressures, including possible downward pressure on the prices we charge for our products, will not arise. In the event that we cannot effectively compete on a continuing basis or competitive pressures arise, such inability to compete or competitive pressures will have a material adverse effect on our business, results of operations and financial condition.

Changes in consumer preferences may reduce demand for some of our products.

Our industry is subject to changing consumer preferences and shifts in consumer preferences may adversely affect us.

Consumers are seeking greater variety in their beverages. Our future success will depend, in part, upon our continued ability to develop and introduce different and innovative beverages that appeal to consumers. In order to retain and expand our market share, we must continue to develop and introduce different and innovative beverages, although there can be no assurance of our ability to do so. There is no assurance that consumers will continue to purchase our products in the future. Product lifecycles for some beverage brands or products may be limited to a few years before consumers' preferences change. There can be no assurance that the beverages we market will become or remain profitable for us. We may be unable to achieve volume growth through product and packaging initiatives. We also may be unable to penetrate new markets. If our revenues decline, our business, financial condition and results of operations could be adversely affected.

The global economic crisis may adversely impact our business and results of operations.

Our industry can be affected by macro-economic factors, including changes in national, regional, and local economic conditions. Our industry can be affected by employment levels and consumer spending patterns as well as the impact of the novel coronavirus (COVID-19), or a war in Europe on the macro-economy. Disruptions in the overall economy and financial markets may impact our industry, could reduce consumer confidence in the economy and could negatively impact consumers' willingness to purchase our products as they reduce their discretionary spending.

We anticipate being dependent on a limited number of independent suppliers for our products, which may affect our ability to deliver our products in a timely manner. If we are not able to ensure timely product deliveries, potential distributors and customers may not order our products, and our revenues may decrease.

We will rely entirely on a limited number of third parties to provide supplies for our products. These third party supplies may be unable to satisfy our supply requirements or provide services at competitive costs or offer reliable products. The failure to meet any of these critical needs would delay or reduce product shipment and adversely affect our revenues, as well as jeopardize any relationships with independent distributors and customers. An extended interruption in the supply of our products would result in decreased product sales and our revenues would likely decline.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly with regard to new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials we might not be able to satisfy demand on a short-term basis. We do not use hedging agreements or alternative instruments to manage this risk. Such shortages could interfere with or delay production of certain of our products and could have a material adverse effect on our business and financial results.

If we do not maintain sufficient inventory levels and/or if we are unable to deliver our products to our customers in sufficient quantities, and/or if our customers' or retailers' inventory levels are too high, our operating results could be adversely affected.

If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels may be inadequate and our results of operations may be negatively impacted. If we fail to meet our shipping schedules, we could damage our relationships with distributors or retailers, increase our distribution costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our products on a timely basis, we need to maintain adequate inventory levels of the desired products. If the inventory of our products held by our distributors and/or retailers is too high, they will not place orders for additional products, which could unfavorably impact our future sales and adversely affect our operating results.

Adverse publicity associated with our products, or those of similar companies, could adversely affect our sales and revenues.

Adverse publicity concerning any actual or purported failure of our Company to comply with applicable laws and regulations regarding any aspect of our business could have an adverse effect on the public perception of our Company. This, in turn, could negatively affect our ability to obtain financing, endorsers and attract distributors or retailers for our products, which would have a material adverse effect on our ability to generate sales and revenues. Our distributors' and customers' perception of the safety and quality of our products or even similar products distributed by others can be significantly influenced by national media attention, publicized scientific research or findings, product liability claims and other publicity concerning our products or similar products distributed by others. Adverse publicity, whether or not accurate, that associates consumption of our products or any similar products with illness or other adverse effects, will likely diminish the public's perception of our products. Claims that any products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could have a material adverse effect on the market demand for our products, including reducing our sales and revenues.

The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses.

We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury.

Although we maintain product liability insurance, it may not be sufficient to cover all product liability claims and such claims that may arise, could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business. Any product liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

The success of our business will depend upon our ability to create brand awareness.

Our industry is already highly competitive, with many well-known brands leading the industry. Our ability to compete effectively and generate revenue will be based upon our ability to create awareness of our products distinct from those of our competitors. Advertising and packaging and labeling of our products will be limited by various regulations.

We may face increased competition and downward price pressure if we are unable to protect our intellectual property rights.

Our business is heavily dependent upon our confidential and proprietary intellectual property. We rely primarily on a combination of confidentiality and non-disclosure agreements, patent, copyright, trademark and trade secret laws, as well as other proprietary rights laws and legal methods, to protect our proprietary rights. However, current U.S. laws afford us only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use information that we regard as proprietary. Our business, results of operations and financial condition could be adversely affected if a significant amount of unauthorized copying of our products were to occur or if other parties develop products substantially similar to our products. We cannot assure you that our attempts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competitive products.

We may face intellectual property infringement claims and other litigation which would be costly to resolve.

We are not aware that any of our products infringe on the proprietary rights of third parties. However, we cannot assure you that third parties will not assert infringement claims against us in the future with respect to current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. Whether brought by or against us, these claims can be time consuming, result in costly litigation and divert management's attention from our day-to-day operations, which can have a material adverse effect on our business, operating results, and financial condition.

We may face new costs and challenges related to enforcing our Intellectual Property rights.

The Company has filed a complaint against one of its former employees for trade secret theft, unfair competition, breach of fiduciary duty, intentional interference with a contractual relationship, intentional interference with prospective economic advantage, conversion, and breach of contract. Further, the Company has obtained a temporary restraining order and now permanent injunction against the employee enjoining him from using the trade secret materials. Without the injunction (and if the former employee disregards the injunction), the Company believes that this employee could potentially use the Company's trade secrets to engage in activities which would be competitive with the Company's business, and, such competition could materially impact the value of the Company's business or its future.

We may face risks associated with o*ngoing litigation.*

Lost Spirits is currently involved in two civil employment litigation matters. First, a complaint has been filed against the company in connection with a workers' compensation case for a willful and serious injury by a former employee. The potential recoverable damages in this matter is one-half of the compensation otherwise recoverable for the workers compensation claim. Second, we have filed a complaint against two former employees, for trade secret theft, unfair competition, breach of fiduciary duty, intentional interference with contractual relationship, intentional interference with prospective economic advantage, conversion, and breach of contract. Opposing counsel has filed cross complaints alleging labor violations.

As a result of the aforementioned litigation, we may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, however, these legal proceedings may have a material adverse effect on our business, financial condition, or results of operations. Nevertheless, we do not anticipate for either matter to present an existential threat to our company.

Risks Related to this Offering

Our limited operating history makes it difficult to forecast our future results, making any investment in the Company highly speculative.

We have a limited operating history, and as such, our historical financial and operating information is of limited value in predicting our future operating results. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our investment plans and estimates of future revenue. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which could then force us to curtail or cease our business operations.

This Offering is being made on a "Best Efforts" basis.

This Offering is made on a "best efforts" only basis. There is no assurance that all of the offered shares, or any particular lesser number, will in fact be sold. Once accepted by the Company, Subscribers will not be permitted to withdraw their subscriptions if less than all of the offered shares are sold. If less than all of the offered shares are sold, there is no assurance that the Company will be able to complete its proposed use of proceeds, nor is there any assurance that the Company will be able to achieve its business plan.

The Company experienced a fire in 2019.

One of the Company's business locations suffered extensive fire damage in 2019. As a result of the fire, the Company secured short term debt. The Company is currently servicing several hundred thousand dollars of such related debt, and it is endeavoring to pay off such debt as quick as possible. Recently, the Company has been retiring $75,000 of such debt per month, which contributes to the Company's current negative cash flow. There can be no assurances that the Company will be able to generate sales gains in the future to allow it continue its debt service obligations, and there is a risk the Company could become insolvent.

The Company's has limited resources and will require additional financings in the future, which may further dilute the ownership of the Company.

The Company intends to seek additional equity or debt investments. If the Company raises additional equity capital or debt capital convertible into equity beyond the Offering described herein, purchasers of Shares offered hereby will experience dilution of ownership in the Company. Debt financing would result in higher interest expense. There can be no assurance that the Company will generate sufficient funds to service its debt. Moreover, there is no assurance that future equity or debt financing will be available on terms acceptable to or in the amounts needed by the Company.

Dividends have never been paid, and we do not expect to pay dividends in the foreseeable future.

The Company has never paid a dividend and does not anticipate that it will paid dividends in the foreseeable future.

The Company is taxed as a "C" corporation.

The Company is taxed as a corporation pursuant to Subchapter C of the Internal Revenue Code. The Company's tax and fiscal year is the calendar year. There may be certain tax consequences of holding shares. Subscribers must rely on their own tax advisors and should obtain the advice of his, her or its own tax advisor concerning the effect of an investment in the Company on his, her or its personal tax situation.

The transferability of the Shares is limited.

Potential investors should recognize the long term nature of their investment in the shares. As purchasers of securities in a private offering not registered under the Securities Act of 1933, as amended ("Securities Act"), investors in the shares are not permitted to sell, transfer, or otherwise dispose of the shares unless the shares are registered or an exemption from registration is available. As a result, the transfer of the shares to third parties is subject to legal restrictions that may impair or prohibit the holder from transferring shares. Any sale, transfer or other disposition of the shares must also comply with relevant state securities laws. Accordingly, purchasers of the shares may be required to hold the shares for an indefinite period of time. The purchase of shares in this Offering will not be suitable for an investor desiring or requiring liquidity. Investors desiring to sell their shares may be unable to do so because no one may be willing to purchase such restricted securities with very limited liquidity.

The shares are subject to the terms of the Stockholder Agreement.

The shares are subject to the terms of a Stockholder Agreement, which provides, among other things, (i) a voting agreement related to certain stockholders rights to designate members to the Company's board of directors (and a corresponding obligation of stockholders to vote in favor of such designated, (ii) a right of first refusal in favor of the Company first and the other stockholders second, should a stockholder desire to transfer any shares, (iii) co-sale rights for certain transfers, (iv) a drag along right should a sale of the company occur, and (v) rights of first offer for certain issuances of new securities in favor of certain stockholders.

The shares are a speculative investment.

Our business objectives must be considered highly speculative, and there is no assurance that we will satisfy those objectives. No assurance can be given that the investors will realize a return on their shares, if any, or that the investors will not lose their entire investment. For this reason, each prospective investor should carefully read the Subscription Agreement, including all exhibits thereto. All investors should consult with their attorney or business advisors prior to making an investment.

The offering price of the shares was arbitrarily determined by the Board of Directors.

The offering price of the shares has been arbitrarily determined and is not based on expected return on investment or independent appraisal of the value of the Company.

This Offering has not undergone any regulatory review.

As noted above, the shares have not, and will not be, registered under the Securities Act or any applicable state securities laws. Therefore, no regulatory authority has reviewed or approved the terms of this offering, including the disclosure of risks and tax consequences, and the fairness of its terms. Prospective investors do not have the protections afforded by applicable federal and state securities laws governing registered offerings and they must judge the adequacy of disclosure and the fairness of the terms of this offering without the benefit of review by any regulatory authority.

The Directors' and Officers' liability is limited, and the Company will indemnify the Directors and Officers for certain acts.

The directors and officers of the Company are not liable to the Company or the stockholders for any acts performed or failures to act by them in good faith and in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and, if applicable, is within the scope of authority granted to them. The directors, the officers, and their affiliates shall be indemnified by the Company to the fullest extent permitted by law. A successful claim for such indemnification could deplete the Company's assets by the amount paid.

The stockholders may lose the limited liability protection currently offered by the Company.

One of the advantages of a corporation is the limitation of a stockholder's liability for the obligations of the company to the value of that stockholder's shares. In order to maintain the limited liability of the stockholders, the Company must comply with the requirements of the Delaware General Business Corporation Act. We will operate in such a manner as the directors and officers, in consultation with legal counsel, deem appropriate to preserve, to the extent possible, the limited liability of the stockholders. There is a risk, however, that we could act, or fail to act, in such a way as to jeopardize the limited liability of the stockholders.

Investor voting rights are proxy'd to the CEO.

Unlike many offerings on Wefunder, in this offering investors are investing directly in the company (rather than through a "Special Purpose Vehicle") and voting rights are proxy'd to the CEO, rather than a Lead Investor. As such the investment may carry more risk.

Downloads

UPDATED - LSD - AR Stockholder Agreement 78728625v5 -c.docx